SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: August 6, 2015 (Date of earliest event reported)

Commission File No.: 0-25969

RADIO ONE, INC.

(Exact name of registrant as specified in its charter)

Delaware	**52-1166660**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1010 Wayne Avenue
14th Floor
Silver Spring, Maryland 20910
(Address of principal executive offices)

(301) 429-3200
Registrant's telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

o Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

o Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

o Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

o Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 2.02. Results of Operations and Financial Condition.

Radio One, Inc. (the "Company") issued a press release setting forth the results for its quarter ended June 30, 2015. A copy of the press release is attached as Exhibit 99.1.

ITEM 7.01. Regulation FD

During the course of the Company's conference call to discuss its results for its quarter ended June 30, 2015, management provided guidance with respect to the cable segment's EBITDA for the year ending December 31, 2015. Management noted that it expects EBITDA for the cable segment to be between $65 million and $70 million for the year ending December 31, 2015.

ITEM 9.01. Financial Statements and Exhibits.

(c) Exhibits

Exhibit Number	Description
99.1	Press release dated August 6, 2015: Radio One, Inc. Reports Second Quarter Results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

RADIO ONE, INC.

/s/ Peter D. Thompson

August 7, 2015

Peter D. Thompson
Chief Financial Officer and Principal
Accounting Officer

NEWS RELEASE

August 6, 2015   Contact: Peter D. Thompson, EVP and CFO
FOR IMMEDIATE RELEASE   (301) 429-4638
Washington, DC

RADIO ONE, INC. REPORTS SECOND QUARTER RESULTS

Washington, DC: - Radio One, Inc. (NASDAQ: ROIAK and ROIA) today reported its results for the quarter ended June 30, 2015. Net revenue was approximately $119.8 million, an increase of 10.5% from the same period in 2014, reflecting greater advertising demand and an increase in affiliate revenue at our cable television segment. Also contributing to the increase was a timing difference of Reach Media's annual cruise event and a major promotional event that occurred in one of our radio markets. Station operating income[1] was approximately $46.9 million, an increase of 14.3% from the same period in 2014. The Company reported operating income of approximately $24.8 million for the three months ended June 30, 2015, compared to operating income of $22.4 million for the same period in 2014. Net loss was approximately $13.0 million or $0.27 per share compared to $10.8 million or $0.23 per share, for the same period in 2014.

Alfred C. Liggins, III, Radio One's CEO and President stated, "Our 11.7% increase in adjusted EBITDA for the quarter demonstrated a strong performance by the consolidated platform on the back of excellent results from TV One, which performed better than our expectations. Fueled by primetime ratings growth of 31%, our TV advertising was up 13.7% for the quarter, and our affiliate revenues were +27%, driven by strong carriage agreement renewal economics. TV One recently signed an 11-year renewal of our carriage agreement with AT&T, which I believe will deliver great value for our network in the future; 90% of TV One's subscriber base is now renewed under long-term carriage agreements, assuming the proposed AT&T/DTV and Charter/TWC transactions close as anticipated.

Our core radio advertising business was soft for the quarter, although in line with our expectations, and partially offset by the strong performance of our network and syndication business, Reach Media. On a combined basis, radio plus Reach Media revenues were +8.6% vs. Q2 2014, or -3.2% after adjusting for the timing of major events. Third quarter core radio advertising revenue is currently pacing down mid-single digits, but we expect this decline to be more than offset by the continued strong performance of TV One, and we are working diligently to turn around radio performance in our key markets."

-MORE-

RESULTS OF OPERATIONS

STATEMENT OF OPERATIONS	Three Months Ended June 30,		Six Months Ended June 30,	
	2015	2014	2015	2014
	(unaudited)		(unaudited)	
	(in thousands, except share data)		(in thousands, except share data)	
NET REVENUE	$ 119,821	$ 108,414	$ 225,584	$ 219,486
OPERATING EXPENSES				
Programming and technical, excluding stock-based compensation	31,425	33,920	65,882	69,192
Selling, general and administrative, excluding stock-based compensation	41,482	33,445	75,891	74,058
Corporate selling, general and administrative, excluding stock-based compensation	11,949	9,398	22,584	19,439
Stock-based compensation	1,198	65	2,779	110
Depreciation and amortization	8,980	9,236	18,068	18,506
Total operating expenses	95,034	86,064	185,204	181,305
Operating income	24,787	22,350	40,380	38,181
INTEREST INCOME	28	81	35	134
INTEREST EXPENSE	20,019	19,255	39,264	41,118
LOSS ON RETIREMENT OF DEBT	7,091	-	7,091	5,679
OTHER EXPENSE (INCOME), net	437	(21)	285	45
(Loss) income before provision for income taxes and noncontrolling interest in income of subsidiaries	(2,732)	3,197	(6,225)	(8,527)
PROVISION FOR INCOME TAXES	9,942	8,605	18,472	17,183
CONSOLIDATED NET LOSS	(12,674)	(5,408)	(24,697)	(25,710)
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	365	5,408	6,831	10,289
CONSOLIDATED NET LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ (13,039)	$ (10,816)	$ (31,528)	$ (35,999)
AMOUNTS ATTRIBUTABLE TO COMMON STOCKHOLDERS				
CONSOLIDATED NET LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ (13,039)	$ (10,816)	$ (31,528)	$ (35,999)
Weighted average shares outstanding - basic[2]	48,062,991	47,465,653	47,840,082	47,453,414
Weighted average shares outstanding - diluted[3]	48,062,991	47,465,653	47,840,082	47,453,414

-MORE-

	Three Months Ended June 30,		Six Months Ended June 30,	
	2015	2014	2015	2014
PER SHARE DATA - basic and diluted:	(unaudited)		(unaudited)	
	(in thousands, except per share data)		(in thousands, except per share data)	
Consolidated net loss attributable to common stockholders (basic and diluted)	$ (0.27)	$ (0.23)	$ (0.66)	$ (0.76)
SELECTED OTHER DATA				
Station operating income [1]	$ 46,914	$ 41,049	$ 83,811	$ 76,236
Station operating income margin (% of net revenue)	39.2%	37.9%	37.2%	34.7%
Station operating income reconciliation:				
Consolidated net loss attributable to common stockholders	$ (13,039)	$ (10,816)	$ (31,528)	$ (35,999)
Add back non-station operating income items included in consolidated net loss:				
Interest income	(28)	(81)	(35)	(134)
Interest expense	20,019	19,255	39,264	41,118
Provision for income taxes	9,942	8,605	18,472	17,183
Corporate selling, general and administrative expenses	11,949	9,398	22,584	19,439
Stock-based compensation	1,198	65	2,779	110
Loss on retirement of debt	7,091	-	7,091	5,679
Other expense (income), net	437	(21)	285	45
Depreciation and amortization	8,980	9,236	18,068	18,506
Noncontrolling interest in income of subsidiaries	365	5,408	6,831	10,289
Station operating income	$ 46,914	$ 41,049	$ 83,811	$ 76,236
Adjusted EBITDA[4]	$ 36,059	$ 32,283	$ 62,689	$ 58,488
Adjusted EBITDA reconciliation:				
Consolidated net loss attributable to common stockholders	$ (13,039)	$ (10,816)	$ (31,528)	$ (35,999)
Interest income	(28)	(81)	(35)	(134)
Interest expense	20,019	19,255	39,264	41,118
Provision for income taxes	9,942	8,605	18,472	17,183
Depreciation and amortization	8,980	9,236	18,068	18,506
EBITDA	$ 25,874	$ 26,199	$ 44,241	$ 40,674
Stock-based compensation	1,198	65	2,779	110
Loss on retirement of debt	7,091	-	7,091	5,679
Other expense (income), net	437	(21)	285	45
Noncontrolling interest in income of subsidiaries	365	5,408	6,831	10,289
Employment Agreement Award and incentive plan award expenses*	1,094	632	1,462	1,691
Adjusted EBITDA	$ 36,059	$ 32,283	$ 62,689	$ 58,488

*The Company modified the definition of Adjusted EBITDA during 2014 for the inclusion of Employment Agreement Award and incentive plan award expenses. All prior periods have been reclassified to conform to current period presentation.

-MORE-

	June 30, 2015	December 31, 2014
	(unaudited)	
	(in thousands)	
SELECTED BALANCE SHEET DATA:		
Cash and cash equivalents	$ 60,467	$ 67,781
Intangible assets, net	1,097,322	1,112,443
Total assets	1,384,097	1,391,694
Total debt (including current portion, net of original issue discount)	1,023,573	813,444
Total liabilities	1,403,390	1,160,286
Total (deficit) equity	(30,516)	220,572
Redeemable noncontrolling interest	11,223	10,836
Noncontrolling interest	799	201,674

	Current Amount Outstanding	Applicable Interest Rate
	(in thousands)	
SELECTED LEVERAGE DATA:		
2015 Credit Facility, net of original issue discount of approximately $13.7 million (subject to variable rates) *(a)*	$ 336,305	4.78%
9.25% senior subordinated notes due February 2020, net of original issue discount of approximately $3.6 million (fixed rate)	331,407	9.25%
7.375% senior secured notes due April 2022, net of original issue discount of approximately $6.0 million (fixed rate)	343,989	7.375%
Comcast Note due April 2019 (fixed rate)	11,872	10.47%

(a) Subject to variable Libor plus a spread that is incorporated into the applicable interest rate set forth above.

Cautionary Note Regarding Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements represent management's current expectations and are based upon information available to Radio One at the time of this release. These forward-looking statements involve known and unknown risks, uncertainties and other factors, some of which are beyond Radio One's control, that may cause the actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially are described in Radio One's reports on Forms 10-K, 10-Q, 8-K and other filings with the Securities and Exchange Commission (the "SEC"). Radio One does not undertake any duty to update any forward-looking statements.

-MORE-

Net revenue consists of gross revenue, net of local and national agency and outside sales representative commissions. Agency and outside sales representative commissions are calculated based on a stated percentage applied to gross billing. Adjusted Net Revenue consists of gross revenue, net of local and national agency and outside sales representative commissions, net of a timing adjustment related to promotional events.

| | Three Months Ended June 30, | | | |
| | 2015 | 2014 | $ Change | % Change |
	(Unaudited)			
Net Revenue:				
Radio Advertising	$ 56,109	$ 59,787	$ (3,678)	-6.2%
Political Advertising	449	796	(347)	-43.6%
Digital Advertising	5,811	7,199	(1,388)	-19.3%
Cable Television Advertising	20,608	18,131	2,477	13.7%
Cable Television Affiliate Fees	24,975	19,667	5,308	27.0%
Event Revenues & Other	11,869	2,834	9,035	318.8%
Net Revenue (as reported)	$ 119,821	$ 108,414	$ 11,407	10.5%

Adjusted for timing change of Fantastic Voyage and Women's Empowerment. The reconciliation of Adjusted Net Revenue to Net Revenue is as follows:

Radio Advertising	$ 56,109	$ 59,787	$ (3,678)	-6.2%
Political Advertising	449	796	(347)	-43.6%
Digital Advertising	5,811	7,199	(1,388)	-19.3%
Cable Television Advertising	20,608	18,131	2,477	13.7%
Cable Television Affiliate Fees	24,975	19,667	5,308	27.0%
Event Revenues & Other	11,869	10,882	987	9.1%
Adjusted Net Revenue	119,821	116,462	3,359	2.9%
Timing adjustment related to promotional events	-	(8,048)	8,048	-100.0%
Net Revenue (as reported)	$ 119,821	$ 108,414	$ 11,407	10.5%

Net revenue increased to approximately $119.8 million for the quarter ended June 30, 2015, from approximately $108.4 million for the same period in 2014, an increase of 10.5%, resulting primarily from a timing difference of Reach Media's annual cruise event and a major promotional event that occurred in one of our radio markets. Net revenues from our radio broadcasting segment decreased 4.5% for the quarter ended June 30, 2015, from the same period in 2014. We experienced net revenue growth in certain markets (most significantly in our Dallas, Philadelphia, Raleigh and St. Louis markets); however, this growth was offset by declines in other markets (with our Atlanta, Baltimore, Houston, and Washington D.C. markets experiencing the most significant declines). Reach Media's net revenues increased 81.4% in the second quarter 2015, compared to the same period in 2014, primarily attributable to the timing of the "Tom Joyner Fantastic Voyage" which took place during the second quarter of 2015 versus being held during the first quarter of 2014. The event generated revenue of approximately $8.6 million for Reach Media during the second quarter of 2015. Adjusting for the timing difference for the "Tom Joyner Fantastic Voyage," Reach Media's revenue increased 9.6% for the quarter ended June 30, 2015, compared to the same period in 2014. This increase was primarily due to higher revenues generated from the "Tom Joyner Fantastic Voyage" in 2015 compared to 2014. We recognized approximately $45.6 million of revenue from our cable television segment during the three months ended June 30, 2015, compared to approximately $38.0 million for the same period in 2014, the increase due primarily from greater advertising demand and an increase in affiliate sales. Finally, net revenues for our internet business decreased 23.6% for the three months ended June 30, 2015, compared to the same period in 2014 due to a decline in alliance revenue.

-MORE-

Operating expenses, excluding depreciation and amortization, stock-based compensation and impairment of long-lived assets, increased to approximately $84.9 million for the quarter ended June 30, 2015, up 10.5% from the approximately $76.8 million incurred for the comparable quarter in 2014. Reach Media's event, the "Tom Joyner Fantastic Voyage," generated expenses of approximately $7.5 million during the second quarter of 2015 and generated expenses of approximately $5.8 million during the first quarter of 2014.

Depreciation and amortization expense decreased to approximately $9.0 million compared to approximately $9.2 million for the quarters ended June 30, 2015 and 2014, respectively, a decrease of 2.8%. The decrease was due to the completion of useful lives for certain assets.

Interest expense increased to approximately $20.0 million for the quarter ended June 30, 2015, compared to approximately $19.3 million for the same period in 2014. On April 17, 2015, the Company's 2011 Credit Agreement, as amended, and TV One notes were paid off, with balances of $367.6 million and $119.0 million, respectively. The payoffs were achieved by the Company entering into its new $350.0 million 2015 Credit Facility, issuing the 2022 Notes in an aggregate principal amount of $350.0 million and the Comcast Note in the aggregate principal amount of approximately $11.9 million. The Company made cash interest payments of approximately $2.6 million on the 2011 Credit Agreement and the notes that were outstanding with respect to the TV One debt for the quarter ended June 30, 2015, compared to cash interest payments of approximately $10.4 million on the 2011 Credit Agreement and the notes outstanding with respect to the TV One debt for the quarter ended June 30, 2014.

The loss on retirement of debt of approximately $7.1 million for the quarter ended June 30, 2015, was due to the retirement of the 2011 Credit Facility and payoff of the TV One Notes during the first quarter. This amount included a write-off of approximately $1.3 million of previously capitalized debt financing costs, a write-off of $844,000 of original issue discount associated with the 2011 Credit Agreement, as amended, as well as $827,000 associated with the call premium to refinance the credit facility, $106,000 associated with the consent to the existing holders of the 2020 Notes and approximately $4.0 million of costs associated with the financing transactions.

The provision for income taxes for the quarter ended June 30, 2015, was approximately $9.9 million compared to approximately $8.6 million for the comparable period in 2014, primarily attributable to the deferred tax liability ("DTL") for indefinite-lived intangible assets. The Comcast Buyout and tax related effects resulted in an increase in the indefinite-lived intangible assets and the associated DTL. The Company paid $276,000 and $311,000 in taxes for the quarters ended June 30, 2015 and 2014, respectively.

The decrease in noncontrolling interests in income of subsidiaries is due primarily to a change in ownership percentage of TV One.

Other pertinent financial information includes capital expenditures of approximately $1.6 million and $1.7 million for the quarters ended June 30, 2015 and 2014, respectively. The Company received dividends from TV One in the amount of approximately $0 and $6.3 million for the quarters ended June 30, 2015 and 2014, respectively. As of June 30, 2015, the Company had total debt (net of cash balances and original issue discount) of approximately $963.1 million. The Company's cash and cash equivalents by segment are as follows: Radio and Internet, approximately $19.6 million; Reach Media, approximately $8.8 million; and Cable Television, approximately $32.1 million. During the three and six months ended June 30, 2015, the Company repurchased 345,293 shares of Class D common stock, granted to certain employees, in the amount of approximately $1.4 million. The Company, as part of its 2009 stock plan, is authorized to purchase shares of Class D common stock to satisfy employee's tax obligations in connection with the vesting of share grants under the plan. There were no stock repurchases made during the three or six month periods ended June 30, 2014.

-MORE-

Other Matters

As noted in our first quarter 2015 press release and noted in our report on Form 8-K filed April 23, 2015, on April 17, 2015, the Company closed its previously announced private offering (the "Offering") of $350.0 million aggregate principal amount of 7.375% senior secured notes due 2022 (the "Notes"). The Notes were offered at an original issue price of 100.0% plus accrued interest from April 17, 2015 and will mature on April 15, 2022. Interest on the Notes accrues at the rate of 7.375% per annum and is payable semiannually in arrears on April 15 and October 15, commencing on October 15, 2015. The Notes are guaranteed, jointly and severally, on a senior secured basis by the Company's existing and future domestic subsidiaries, including TV One, that guarantee any of its new $350.0 million senior secured credit facility entered into concurrently with the closing of the Notes (the "New Credit Facility").

The New Credit Facility matures on December 31, 2018. At the Company's election, the interest rate on borrowings under the New Credit Facility are based on either (i) the then applicable base rate (as defined in the New Credit Facility as, for any day, a rate per annum (rounded upward, if necessary, to the next 1/100th of 1%) equal to the greater of (a) the prime rate published in the Wall Street Journal, (b) 1/2 of 1% in excess rate of the overnight Federal Funds Rate at any given time and (c) the one-month LIBOR rate commencing on such day plus 1.00%), or (ii) the then applicable LIBOR rate (as defined in the New Credit Facility).

In connection with the closing of the financing transactions, the Company and the guarantors party thereto entered into a Fourth Supplemental Indenture to the indenture governing the 2020 Notes by which TV One, which previously did not guarantee the 2020 Notes, became a guarantor under the 2020 Notes indentures. In addition, the provisions contained in the Third Supplemental Indenture previously disclosed in the Company's Current Report on Form 8-K, filed April 1, 2015, which permitted the Company to complete the transactions became operative. The closing of the financing transactions caused a "Triggering Event" (as defined in the 2020 Notes Indenture) under the 2020 Notes Indenture and, as a result, the 2020 Notes became an unsecured obligation of the Company and the subsidiary guarantors and rank equal in right of payment with the Company's other senior indebtedness.

The Company used the net proceeds from the private offering, along with term loan borrowings under the New Credit Facility, to refinance its existing senior secured credit facility, refinance $119.0 million in outstanding indebtedness of TV One and TV One Capital Corp. ("Capital Corp."), finance the previously announced purchase of the membership interests of an affiliate of Comcast Corporation ("Comcast") in TV One and pay the related accrued interest, premiums, fees and expenses associated therewith.

In connection with the Comcast Buyout, the Company acquired the additional membership interest in TV One for approximately $221.7 million which consisted of approximately $211.1 million in cash paid at closing with a subsequent favorable working capital adjustment of approximately $1.3 million and issued to Comcast a senior unsecured promissory note in the aggregate principal amount of approximately $11.9 million (the "Comcast Note"). The purchase price was funded in part by net proceeds of the financing transactions and the Comcast Note. The Company now owns a 99.6% interest in TV One.

Supplemental Financial Information:

For comparative purposes, the following more detailed, unaudited statements of operations for the three and six months ended June 30, 2015 and 2014 are included.

-MORE-

	Consolidated	Radio Broadcasting	Reach Media	Internet	Cable Television	Corporate/ Eliminations/ Other
			Three Months Ended June 30, 2015			
			(in thousands, unaudited)			
STATEMENT OF OPERATIONS:						
NET REVENUE	$ 119,821	$ 53,243	$ 18,315	$ 4,516	$ 45,594	$ (1,847)
OPERATING EXPENSES:						
Programming and technical	31,425	10,270	5,621	1,996	14,732	(1,194)
Selling, general and administrative	41,482	22,691	9,519	3,192	7,352	(1,272)
Corporate selling, general and administrative	11,949	-	1,138	-	3,488	7,323
Stock-based compensation	1,198	32	-	17	-	1,149
Depreciation and amortization	8,980	1,169	268	473	6,542	528
Total operating expenses	95,034	34,162	16,546	5,678	32,114	6,534
Operating income (loss)	24,787	19,081	1,769	(1,162)	13,480	(8,381)
INTEREST INCOME	28	-	-	-	(11)	39
INTEREST EXPENSE	20,019	305	-	-	2,254	17,460
LOSS ON RETIREMENT OF DEBT	7,091	-	-	-	-	7,091
OTHER EXPENSE, net	437	27	-	-	92	318
(Loss) income before provision for income taxes and noncontrolling interest in income of subsidiaries	(2,732)	18,749	1,769	(1,162)	11,123	(33,211)
PROVISION FOR INCOME TAXES	9,942	9,912	30	-	-	-
CONSOLIDATED NET (LOSS) INCOME	(12,674)	8,837	1,739	(1,162)	11,123	(33,211)
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	365	-	-	-	-	365
NET (LOSS) INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ (13,039)	$ 8,837	$ 1,739	$ (1,162)	$ 11,123	$ (33,576)
Adjusted EBITDA[4]	$ 36,059	$ 20,282	$ 2,037	$ (672)	$ 20,022	$ (5,610)

-MORE-

			Three Months Ended June 30, 2014								
			(in thousands, unaudited)								
STATEMENT OF OPERATIONS:		Consolidated		Radio Broadcasting		Reach Media		Internet		Cable Television	Corporate/ Eliminations/ Other
NET REVENUE	$	108,414	$	55,773	$	10,099	$	5,909	$	37,984	$	(1,351)
OPERATING EXPENSES:											
Programming and technical		33,920		10,905		7,880		2,346		14,220	(1,431)
Selling, general and administrative		33,445		21,871		1,344		3,410		7,367	(547)
Corporate selling, general and administrative		9,398		-		1,119		-		1,822	6,457
Stock-based compensation		65		5		-		-		-	60
Depreciation and amortization		9,236		1,283		286		606		6,532	529
Total operating expenses		86,064		34,064		10,629		6,362		29,941	5,068
Operating income (loss)		22,350		21,709		(530)		(453)		8,043	(6,419)
INTEREST INCOME		81		-		-		-		15	66
INTEREST EXPENSE		19,255		255		-		-		3,039	15,961
OTHER INCOME, net		(21)		(2)		-		-		-	(19)
Income (loss) before provision for income taxes and noncontrolling interest in income of subsidiaries		3,197		21,456		(530)		(453)		5,019	(22,295)
PROVISION FOR INCOME TAXES		8,605		8,596		9		-		-	-
CONSOLIDATED NET (LOSS) INCOME		(5,408)		12,860		(539)		(453)		5,019	(22,295)
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS		5,408		-		-		-		-	5,408
NET (LOSS) INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS	$	(10,816)	$	12,860	$	(539)	$	(453)	$	5,019	$ (27,703)
Adjusted EBITDA[4]	$	32,283	$	22,997	$	(244)	$	153	$	14,657	$ (5,280)

-MORE-

| | | Six Months Ended June 30, 2015 | | | | |
| | | (in thousands, unaudited) | | | | |
	Consolidated	Radio Broadcasting	Reach Media	Internet	Cable Television	Corporate/ Eliminations/ Other
STATEMENT OF OPERATIONS:						
NET REVENUE	$ 225,584	$ 98,212	$ 29,022	$ 10,260	$ 91,327	$ (3,237)
OPERATING EXPENSES:						
Programming and technical	65,882	20,446	11,271	4,299	32,181	(2,315)
Selling, general and administrative	75,891	43,337	11,392	6,578	16,745	(2,161)
Corporate selling, general and administrative	22,584	-	2,317	-	6,435	13,832
Stock-based compensation	2,779	139	-	38	-	2,602
Depreciation and amortization	18,068	2,325	532	1,112	13,046	1,053
Total operating expenses	185,204	66,247	25,512	12,027	68,407	13,011
Operating income (loss)	40,380	31,965	3,510	(1,767)	22,920	(16,248)
INTEREST INCOME	35	-	-	-	(93)	128
INTEREST EXPENSE	39,264	610	-	-	5,293	33,361
LOSS ON RETIREMENT OF DEBT	7,091	-	-	-	-	7,091
OTHER EXPENSE, net	285	55	-	-	92	138
(Loss) income before provision for income taxes and noncontrolling interest in income of subsidiaries	(6,225)	31,300	3,510	(1,767)	17,442	(56,710)
PROVISION FOR INCOME TAXES	18,472	18,411	61	-	-	-
CONSOLIDATED NET (LOSS) INCOME	(24,697)	12,889	3,449	(1,767)	17,442	(56,710)
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	6,831	-	-	-	-	6,831
NET (LOSS) INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ (31,528)	$ 12,889	$ 3,449	$ (1,767)	$ 17,442	$ (63,541)
Adjusted EBITDA4	$ 62,689	$ 34,429	$ 4,042	$ (617)	$ 35,966	$ (11,131)

-MORE-

| | | Six Months Ended June 30, 2014 | | | | |
| | | (in thousands, unaudited) | | | | |
	Consolidated	Radio Broadcasting	Reach Media	Internet	Cable Television	Corporate/ Eliminations/ Other
STATEMENT OF OPERATIONS:						
NET REVENUE	$ 219,486	$ 105,408	$ 26,815	$ 12,353	$ 77,678	$ (2,768)
OPERATING EXPENSES:						
Programming and technical	69,192	21,573	15,881	4,710	29,747	(2,719)
Selling, general and administrative	74,058	43,132	8,674	7,336	16,104	(1,188)
Corporate selling, general and administrative	19,439	-	2,366	-	3,949	13,124
Stock-based compensation	110	10	-	-	-	100
Depreciation and amortization	18,506	2,591	577	1,232	13,074	1,032
Total operating expenses	181,305	67,306	27,498	13,278	62,874	10,349
Operating income (loss)	38,181	38,102	(683)	(925)	14,804	(13,117)
INTEREST INCOME	134	-	-	-	27	107
INTEREST EXPENSE	41,118	605	-	-	6,078	34,435
LOSS ON RETIREMENT OF DEBT	5,679	-	-	-	-	5,679
OTHER EXPENSE (INCOME), net	45	(1)	-	-	96	(50)
(Loss) income before provision for income taxes and noncontrolling interest in income of subsidiaries	(8,527)	37,498	(683)	(925)	8,657	(53,074)
PROVISION FOR INCOME TAXES	17,183	17,160	23	-	-	-
CONSOLIDATED NET (LOSS) INCOME	(25,710)	20,338	(706)	(925)	8,657	(53,074)
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	10,289	-	-	-	-	10,289
NET (LOSS) INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ (35,999)	$ 20,338	$ (706)	$ (925)	$ 8,657	$ (63,363)
Adjusted EBITDA4	$ 58,488	$ 40,703	$ (106)	$ 307	$ 28,066	$ (10,482)

-MORE-

Radio One, Inc. will hold a conference call to discuss its results for second fiscal quarter of 2015. The conference call is scheduled for Thursday, August 06, 2015 at 10:00 a.m. EDT. To participate on this call, U.S. callers may dial toll-free 1-800-230-1059; international callers may dial direct (+1) 612-288-0329.

A replay of the conference call will be available from 12:00 p.m. EDT August 06, 2015 until 11:59 p.m. EDT August 09, 2015. Callers may access the replay by calling 1-800-475-6701; international callers may dial direct (+1) 320-365-3844. The replay Access Code is 363144. Access to live audio and a replay of the conference call will also be available on Radio One's corporate website at www.radio-one.com. The replay will be made available on the website for seven days after the call.

Radio One, Inc. (radio-one.com), together with its subsidiaries, is a diversified media company that primarily targets African-American and urban consumers. It is one of the nation's largest radio broadcasting companies, currently owning and/or operating 54 stations in 16 urban markets in the United States. Through its controlling interest in **Reach Media, Inc**. (blackamericaweb.com), the Company also operates syndicated programming including the *Tom Joyner Morning Show*, the *Russ Parr Morning Show*, the *Yolanda Adams Morning Show*, the *Rickey Smiley Morning Show*, the *DL Hughley Show*, Bishop T.D. Jakes' *Empowering Moments*, and the *Reverend Al Sharpton Show*.

Beyond its core radio broadcasting franchise, Radio One owns **Interactive One** (interactiveone.com), the fastest growing and definitive digital resource for Black and Latin Americans, reaching millions each month through social content, news, information, and entertainment. Interactive One operates a number of branded sites including News One (news), The Urban Daily (men), Hello Beautiful (women), Global Grind (Millennials) and social networking websites such as BlackPlanet and MiGente. The Company also owns **TV One, LLC** (tvone.tv), a cable/satellite network programming serving more than 57 million households, offering a broad range of real-life and entertainment-focused original programming, classic series, movies and music designed to entertain, inform and inspire a diverse audience of adult Black viewers. Additionally, **One Solution** combines the dynamics of the Radio One's holdings to provide brands with an integrated and effectively engaging marketing approach that reaches 82% of Black Americans throughout the country.

Notes:

1 "Station operating income" consists of net loss before depreciation and amortization, corporate expenses, stock-based compensation, equity in income of affiliated company, income taxes, noncontrolling interest in income (loss) of subsidiaries, interest expense, impairment of long-lived assets, other (income) expense, loss (gain) on retirement of debt, (income) loss from discontinued operations, net of tax, interest income and gain on purchase of affiliated company. Station operating income is not a measure of financial performance under generally accepted accounting principles. Nevertheless station operating income is a significant basis used by our management to measure the operating performance of our stations within the various markets because station operating income provides helpful information about our results of operations apart from expenses associated with our fixed assets and long-lived intangible assets, income taxes, investments, debt financings and retirements, overhead, stock-based compensation, impairment charges, and asset sales. Our measure of station operating income may not be comparable to similarly titled measures of other companies as our definition includes the results of all four segments (Radio Broadcasting, Reach Media, Internet and Cable Television). Station operating income does not purport to represent operating income or cash flow from operating activities, as those terms are defined under generally accepted accounting principles, and should not be considered as an alternative to those measurements as an indicator of our performance. A reconciliation of net income (loss) to station operating income has been provided in this release.

2 For the three months ended June 30, 2015 and 2014, Radio One had 48,062,991 and 47,465,653 shares of common stock outstanding on a weighted average basis (basic), respectively. For the six months ended June 30, 2015 and 2014, Radio One had 47,840,082 and 47,453,414 shares of common stock outstanding on a weighted average basis (basic), respectively.

3 For the three months ended June 30, 2015 and 2014, Radio One had 48,062,991 and 47,465,653 shares of common stock outstanding on a weighted average basis (fully diluted), for outstanding stock options, respectively. For the six months ended June 30, 2015 and 2014, Radio One had 47,840,082 and 47,453,414 shares of common stock outstanding on a weighted average basis (fully diluted), for outstanding stock options, respectively.

4 "Adjusted EBITDA" consists of net loss plus (1) depreciation, amortization, income taxes, interest expense, noncontrolling interest in income of subsidiaries, impairment of long-lived assets, stock-based compensation, loss on retirement of debt, Employment Agreement and incentive plan award expenses, loss from discontinued operations, net of tax, less (2) equity in income of affiliated company, other income, interest income, gain on retirement of debt and gain on purchase of affiliated company. Net income before interest income, interest expense, income taxes, depreciation and amortization is commonly referred to in our business as "EBITDA." Adjusted EBITDA and EBITDA are not measures of financial performance under generally accepted accounting principles. However, we believe Adjusted EBITDA is often a useful measure of a company's operating performance and is a significant basis used by our management to measure the operating performance of our business because Adjusted EBITDA excludes charges for depreciation, amortization and interest expense that have resulted from our acquisitions and debt financing, our taxes, impairment charges, as well as our equity in (income) loss of our affiliated company, gain on retirements of debt, and any discontinued operations. Accordingly, we believe that Adjusted EBITDA provides useful information about the operating performance of our business, apart from the expenses associated with our fixed assets and long-lived intangible assets, capital structure or the results of our affiliated company. Adjusted EBITDA is frequently used as one of the bases for comparing businesses in our industry, although our measure of Adjusted EBITDA may not be comparable to similarly titled measures of other companies as our definition includes the results of all four segments (Radio Broadcasting, Reach Media, Internet and Cable Television). Adjusted EBITDA and EBITDA do not purport to represent operating income or cash flow from operating activities, as those terms are defined under generally accepted accounting principles, and should not be considered as alternatives to those measurements as an indicator of our performance. A reconciliation of net income (loss) to EBITDA and Adjusted EBITDA has been provided in this release.